OMB APPROVAL
                                                    OMB Number:      3235-0145
                                                    Expires: December 31, 1997
                                                    Estimated average burden
                                                    hours per response   14.90
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No.  )*
                                          ------
            Creative Programming and Technology Ventures, Inc. (CPTV)
-------------------------------------------------------------------------------
                                (Name of Issuer)

                               Equity Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    2252Q109
          -----------------------------------------------------
                                 (CUSIP Number)


          Ulysses G. Auger and Lulu H. Auger, JTTEN, 1217 22nd St. N.W.
                              Washington DC 20036
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].


Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13a-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)



SEC 1746 (12-91)

                                   SCHEDULE 13D

CUSIP No.  22528Q 10 9                        PAGE      2   OF  4   PAGES
          -------------                               -----   -----
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ulysses G. Auger and Lulu H. Auger, JTTEN
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                      (b) [ ]
     Negative
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     FF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   [ ]
     ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  NUMBER OF   |  7  |     SOLE VOTING POWER
   SHARES     |     |     210,000
BENEFICIALLY  |-----------------------------------------------------------------
  OWNED BY    |  8  |     SHARED VOTING POWER
    EACH      |     |     210,000
  REPORTING   |-----------------------------------------------------------------
    WITH      |  9  |     SOLE DISPOSITIVE POWER
              |     |     210,000
              |-----------------------------------------------------------------
              | 10  |     SHARED DIPOSITIVE POWER
              |     |     210,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     210,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*   [ ]
     None
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.62%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.  22528Q 10 9                        PAGE      3   OF  4   PAGES
          -------------                               -----   -----

                       INFORMATION SHEET FOR SCHEDULE 13D

Item 1.    Security and Issuer

           Creative Programming & Technology Ventures, Inc. (CPTV) 7900 E. Union Street, Suite 110, Denver, CO 80237
           (303) 694-5324

Item 2.    Identity and Background

     (a)  Ulysses G. Auger & Lulu H. Auger, JTTEN

     (b)  1217  22nd St., NW, Washington, DC 20036


     (c) Retired, Investor

     (d) None.

     (e) None.

     (f) U.S. Citizen

Item 3.  Source and Amount of Funds or Other Consideration

                Personal Funds

Item 4.  Purpose of Transaction

     (a) Securities were purchased for investment purposes. Additional shares were purchased from time to time based upon company's progress. I keep in contact with the company to initiate ways to enhance the value of the company and its stock.

     (b)  N/A

     (c)  Unknown.

     (d)  Unknown.

     (e)  Unknown.

CUSIP No.  22528Q 10 9                        PAGE      4   OF  4   PAGES
          -------------                               -----   ----


     (f)  Unknown.

     (g)  Staggered board and extension of preferred.

     (h)  Unknown.

     (i)  None.

     (j) The possible acquisition of a company whose cashflow equals 65% of the market cap of the issuer at current prices. The proposed liquidation of the company at $1.90 per share.

Item 5.  Interest in Securities of the Issuer

     (a)  Creative Programming Technology Ventures Inc.
          7900 East Union Ave., Suite 1100
          Denver, CO 80237

     (b)  210,000 shares

     (c)  N/A

     (d)  None

     (e)  N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to Be Filed as Exhibits

N/A

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:
       ------


/s/  ULYSSES G. AUGER
----------------------                             -----------------------------
Signature                                          Name and Title